SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Devon Energy Corporation

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

25179M103

(CUSIP Number)

December 31, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25179M103

(1)	Names of Reporting Persons FELIX STACK HOLDINGS, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power 11,793,164
	(6)	Shared Voting Power 0
	(7)	Sole Dispositive Power 11,793,164
	(8)	Shared Dispositive Power 0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 11,793,164
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 2.2% (1)
(12)	Type of Reporting Person (See Instructions) OO

(1)	Based on 525,500,000 shares of common stock, par value $0.10 per share (“Common Stock”) of Devon Energy Corporation, a Delaware corporation (the “Issuer”), issued and outstanding as of October 18, 2017, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2017, filed with the Securities and Exchange Commission (the “SEC”) on November 1, 2017.

CUSIP No. 25179M103

(1)	Names of Reporting Persons ENCAP FEX HOLDINGS, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power 11,793,164
	(6)	Shared Voting Power 0
	(7)	Sole Dispositive Power 11,793,164
	(8)	Shared Dispositive Power 0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 11,793,164 (1)
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 2.2% (2)
(12)	Type of Reporting Person (See Instructions) OO

(1)	Includes 11,793,164 shares of Common Stock of the Issuer owned by Felix STACK Holdings, LLC (“Felix”). EnCap FEx Holdings, LLC (“EnCap FEx”) is a member of Felix that holds the right to appoint two of the four representatives to the board of managers of Felix. Each of the two representatives to the board of managers of Felix appointed by EnCap FEx possesses one and one-half votes and the other two representatives to the board of managers of Felix possess one vote each (for a total of five votes for all managers). As a result, EnCap FEx may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Felix. EnCap FEx disclaims beneficial ownership of the securities owned by Felix in excess of its pecuniary interest therein and this statement shall not be deemed an admission that EnCap FEx is the beneficial owner of the reported Common Stock for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or any other purpose.
(2)	Based on 525,500,000 shares of Common Stock of the Issuer, issued and outstanding as of October 18, 2017, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2017, filed with the SEC on November 1, 2017.

CUSIP No. 25179M103

(1)	Names of Reporting Persons ENCAP PARTNERS GP, LLC(1)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power 11,793,164
	(6)	Shared Voting Power 0
	(7)	Sole Dispositive Power 11,793,164
	(8)	Shared Dispositive Power 0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 11,793,164 (2)
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 2.2% (3)
(12)	Type of Reporting Person (See Instructions) OO

(1)	The Schedule 13G previously filed listed EnCap Partners, LLC as a reporting person. Effective April 6, 2017, EnCap Partners, LLC was converted into a limited partnership with the name EnCap Partners, LP (“EnCap Partners”). In connection with the conversion, EnCap Partners GP, LLC (“EnCap Partners GP”) was formed as its sole general partner.
(2)

Includes 11,793,164 shares of Common Stock of the Issuer owned by Felix. EnCap Partners GP is the sole general partner of EnCap Partners, which is the managing member of EnCap Investments Holdings, LLC (“EnCap Holdings”), which is the sole member of EnCap Investments Holdings Blocker, LLC (“EnCap Holdings Blocker”). EnCap Holdings Blocker is the sole member of EnCap Investments GP, L.L.C. (“EnCap Investments GP”), which is the sole general partner of EnCap Investments L.P. (“EnCap Investments LP”). EnCap Investments LP is the sole general partner of EnCap Equity Fund IX GP, L.P. (“EnCap Fund IX GP”), the general partner of EnCap Energy Capital Fund IX, L.P. (“EnCap Fund IX”), the sole managing member of EnCap FEx. EnCap FEx is a member of Felix that holds the right to appoint two of the four representatives to the board of managers of Felix. Each of the two representatives to the board of managers of Felix appointed by EnCap FEx possesses one and one-half votes and the other two representatives to the board of managers of Felix possess one vote each (for a total of five votes for all managers). As a result, EnCap Partners GP may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Felix. EnCap Partners GP, EnCap Holdings, EnCap Holdings Blocker, EnCap Investments GP, EnCap Investments LP, EnCap Fund IX

GP, EnCap Fund IX and EnCap FEx disclaim beneficial ownership of the reported Common Stock except to the extent of their respective pecuniary interest therein, and this statement shall not be deemed an admission that any such entity is the beneficial owner of the reported Common Stock for the purposes of Section 13(d) of the Exchange Act or any other purpose.
(3)	Based on 525,500,000 shares of Common Stock of the Issuer, issued and outstanding as of October 18, 2017, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2017, filed with the SEC on November 1, 2017.

Item 1(a). Name of Issuer: Devon Energy Corporation, a Delaware corporation (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices: 333 West Sheridan Avenue, Oklahoma City, Oklahoma 73102

Item 2(a). Name of Person Filing: This statement is jointly filed by Felix STACK Holdings, LLC, a Delaware limited liability company (“Felix”), EnCap FEx Holdings, LLC, a Delaware limited liability company (“EnCap FEx”), and EnCap Partners GP, LLC, a Delaware limited liability company (collectively, with Felix and EnCap FEx, the “Reporting Persons”).

Item 2(b). Address of Principal Business Office or, if None, Residence: The principal business office address of each of the Reporting Persons is 1100 Louisiana Street, Suite 4900, Houston, Texas 77002.

Item 2(c). Citizenship: Each Reporting Person is organized under the laws of the State of Delaware.

Item 2(d). Title of Class of Securities: Common Stock, par value $0.10 per share, of the Issuer.

Item 2(e). CUSIP Number: 25179M103

Item 3. If this statement is filed pursuant to § 240.13d-1(b), or § 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k) ☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership.

The information regarding ownership set forth in Items 5-9 and 11 of each cover page is hereby incorporated herein by reference.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof each Reporting Person has ceased to be a beneficial owner of more than 5 percent of the class of securities, check the following  ☒.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable

Item 8. Identification and Classification of Members of the Group.

Not applicable

Item 9. Notice of Dissolution of Group.

Not applicable

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2018

Felix STACK Holdings, LLC

By:	/s/ D. Martin Phillips
Name:	D. Martin Phillips
Title:	Manager

EnCap FEx Holdings, LLC

By:	EnCap Energy Capital Fund IX, L.P., its sole member

By:	EnCap Equity Fund IX GP, L.P., its general partner

By:	EnCap Investments L.P., its general partner

By:	EnCap Investments GP, L.L.C., its general partner

By:	/s/ D. Martin Phillips
Name:	D. Martin Phillips
Title:	Sr. Managing Director

EnCap Partners GP, LLC

By:	/s/ D. Martin Phillips
Name:	D. Martin Phillips
Title:	Managing Partner

EXHIBIT INDEX

Exhibit No.	Description

1.1	Joint Filing Agreement dated February 14, 2018.